Exhibit 99.1

STEADY GROWTH GOOD JOBS

April to June 2014

CONTENTS

Introduction

Quarterly Financial Results

Economic Performance and Outlook

INTRODUCTION

Budget 2014 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP).

The financial information in this quarterly financial report is presented in the same format as the budget. The first quarter financial report presents information on the GRE for the three months ending June 30, 2014. The report also contains an economic performance and outlook. Consistent with prior years, an updated projection for the year end will be provided in the second quarter report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2014

GOVERNMENT REPORTING ENTITY (GRE)

Manitoba remains committed to a balanced approach for delivering services while recognizing that global economic conditions remain uncertain. This approach is demonstrated by the protection of the services Manitoba families count on and by making strategic investments in core infrastructure to support economic growth and create new training and job opportunities.

The heavy rains that caused flooding in western Manitoba this summer will result in unbudgeted expenditures for disaster financial assistance that are anticipated to affect the budgeted results for 2014/15. A Special Warrant for these emergency expenditures has been issued, however the net financial impact will depend on the results of ongoing consultations with Canada respecting cost-sharing.

The impact of the flooding as well as funding pressures in other areas, particularly supports for vulnerable persons, will be closely monitored and more complete information on expenditure and revenue will provide the basis for a year end projection in the second quarter report.

Budgeted Summary Net Income/(Loss)

For the Fiscal Year Ending March 31, 2015

UNAUDITED

	2014/15 Budget
(Millions of Dollars)	Core Government	Consolidation Impacts and Other Reporting Entities	Summary

Revenue	11,945	2,685	14,630

Expenditure	12,339	2,798	15,137

In-Year Adjustment/Lapse	(70)	(80)	(150)

NET INCOME (LOSS)	(324)	(33)	(357)

PROVINCE OF MANITOBA	APRIL TO JUNE 2014

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the Government Reporting Entity for the first three months of the fiscal year is a loss of $51 million.

The three-month positive revenue variance of $41 million is primarily due to higher than estimated Government Business Enterprises net income offset by lower than estimated Retail Sales Tax as a result of timing.

The expenditure variance of $(46) million is primarily the result of timing.

Government Reporting Entity Operating Statement

UNAUDITED

	Year-to-Date to June 30
	2014/15			2013/14
($000s)	Actual	Estimated	Variance	Actual[1]

Revenue
Income Taxes	985,766	990,189	(4,423)	928,953
Other Taxes	843,462	872,327	(28,865)	802,391
Fees and Other Revenue	477,116	470,309	6,807	488,375
Federal Transfers	970,838	977,841	(7,003)	999,826
Net Income of Government
Business Enterprises	138,860	55,547	83,313	115,223
Sinking Funds and Other Earnings	63,240	71,747	(8,507)	61,272

Total Revenue	3,479,282	3,437,960	41,322	3,396,040

Expenditure
Health, Healthy Living and Seniors	1,587,446	1,604,919	(17,473)	1,550,072
Education and Advanced Learning	893,551	888,626	4,925	908,673
Family Services	257,055	273,365	(16,310)	261,371
Community, Economic and
Resource Development	473,356	505,285	(31,929)	454,149
Justice and Other Expenditures	192,447	186,916	5,531	207,235
Debt Servicing Costs	126,789	117,893	8,896	142,582

Total Expenditure	3,530,644	3,577,004	(46,360)	3,524,082

NET INCOME (LOSS)	(51,362)	(139,044)	87,682	(128,042)

Core government revenue and expenditure details are provided in Appendix I and II on pages 9 and 10 and information on core government capital investment can be found in Appendix III on page 11.

PROVINCE OF MANITOBA	APRIL TO JUNE 2014

INFRASTRUCTURE INVESTMENT

Budget 2014 continued the government’s commitment to infrastructure by introducing a new five-year, $5.5 billion core infrastructure plan to focus investments on roads, highways and bridges, flood protection and municipal infrastructure, such as roads and clean water. Expenditures for core infrastructure investment are budgeted to be $1,026 million.

To meet these important infrastructure needs, the government has committed that it will invest more than the revenue raised from the additional point of PST introduced last year into new investments in core infrastructure, over and above the existing base levels. In 2012/13, prior to the increase in the PST, the base level of investment in core infrastructure totaled $729 million.

From 2014/15 to 2018/19, revenues associated with the one-point increase in the PST are estimated at $1.5 billion. As shown in the table below, beginning in 2014/15, core infrastructure investment projected for the five-year plan will reach over $5.5 billion, exceeding the government’s PST commitment by $420 million.

The $5.5 billion level of investment under the plan is enough to offset any under investment, including adding in 2013/14, and is flexible enough to accommodate any potential revenue offsets that may be received under the Building Canada Plan or other federal cost-sharing initiatives.

The 2014/15 budget for core infrastructure of $1,026 million exceeds the investment of $1,005 million which represents the base funding level of $729 million and the equivalent of one percentage point of PST revenue, estimated at $276 million in 2014/15. The investment in 2014/15 includes $16.9 million of support from the federal government.

The core infrastructure plan will be reviewed and rebased each year to recognize any variances in the PST revenues and investments. A projection to budget will be provided in the second quarterly financial report.

Five-Year Core Infrastructure Plan

	Base	2014/15 Budget	2015/16 Projection	2016/17 Projection	2017/18 Projection	2018/19 Projection	Total
		(Millions of Dollars)

Roads, Highways and Bridges	478	707	746	755	762	771	3,741
Flood Protection	21	42	49	54	68	107	320
Municipal Infrastructure*	230	277	288	299	315	327	1,506

Planned Investment	729	1,026	1,083	1,108	1,145	1,205	5,567

Base Funding Level	729	729	729	729	729	729	3,645
1 point PST commitment		276	288	300	313	325	1,502

Investment Commitment		1,005	1,017	1,029	1,042	1,054	5,147

Investment Over/(Under) Commitment		21	66	79	103	151	420

*	Building Manitoba Fund net of transit operating grants

PROVINCE OF MANITOBA	APRIL TO JUNE 2014

SPECIAL ACCOUNTS

Fiscal Stabilization

Manitoba’s balanced financial strategy maintains the legislated requirement to dedicate at least $600 million of the funds set aside in this Account to retire a portion of the debt and interest expense associated with the core government operating shortfalls incurred during the economic recovery period. In 2014/15, $55 million will be withdrawn for debt repayment.

Pension Assets

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.

The fund balance is projected to increase in 2014/15 for net investment earnings.

Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life (EARSL).

PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS

Manitoba’s borrowing requirement identified in Budget 2014 was $4.8 billion including refinancing of $2.4 billion and new cash requirements, net of estimated repayments, of $2.4 billion.

New cash requirements are necessary for general government purposes, capital investments by departments, health facilities, post-secondary institutions and Manitoba Hydro. Estimated repayments are primarily for departmental capital investment and general purpose borrowings.

The total of outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year end forecast remains unchanged from that stated in the budget, as shown in the table on the following page.

As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in core infrastructure and other capital assets – like schools and hospitals – are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to continue to invest in infrastructure and other projects, Budget 2014 projected the net debt to GDP ratio at 29.8%.

An updated forecast for 2014/15 with comparative data for 2013/14 actual results will be provided in the second quarterly report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2014

Provincial Borrowings, Guarantees and Obligations

	2014/15 Budget
Provincial Borrowings, Guarantees and Obligations[1]	$ millions	$ Per Capita*
General Government Programs	9,244	7,220
General Government Programs – Pension Liability	2,595	2,027
The Manitoba Hydro-Electric Board	12,390	9,677
Other Crown Organizations	2,583	2,017
Health Facilities	1,477	1,154
Other	5	4
Capital Investments	4,431	3,461

Subtotal[2]	32,725	25,560

Other Obligations
Pension Liability	7,761
Pension Assets	(5,500)

Net Pension Liability	2,261
Debt incurred for and repayable by The Manitoba Hydro-Electric Board	(12,145)
Education and Health Debt held by Government Enterprises	598
Other Debt of Crown Organizations	266

Subtotal	(9,020)

Total Provincial Borrowings, Guarantees and Obligations	23,705

Adjustments to arrive at Summary Net Debt
Guarantees	(245)
Net Financial Assets	(4,842)

Summary Net Debt	18,618	14,542

Summary Net Debt as a percentage of GDP	29.8%

Notes: Provincial Borrowings, Guarantees and Obligations

1.	Provincial borrowings, guarantees and obligations are net of sinking funds.
2.	Provincial borrowings and guarantees are payable in Canadian and U.S. dollars. As at June 30, 2014, total provincial borrowings and guarantees were payable 95% in Canadian dollars and 5% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown organizations borrowings were 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 85% in Canadian dollars (83% at March 31, 2014) and 15% in U.S. dollars (17% at March 31, 2014).

*	The per capita data is based upon forecast population figures as presented in Budget 2014.

PROVINCE OF MANITOBA	APRIL TO JUNE 2014

ECONOMIC PERFORMANCE AND OUTLOOK

Since April 2014, the International Monetary Fund (IMF) has revised down its global economic forecast for 2014 by 0.3%. The downward adjustment reflects last winter’s weather related slowdown in the U.S., moderating demand in China and geopolitical tension in Europe. Global growth is expected to rebound in the second half of this year and improve into next year. The IMF forecast calls for global growth at 3.4% in 2014, increasing to 4.0% in 2015.

Uneven global growth and poor weather conditions dampened Canadian exports and business investment in the first half of 2014. As a result, real GDP growth forecast for Canada is also revised down for 2014, but as demand resumes economic growth is expected to improve.

A review of major economic indicators shows modest but stable growth in Manitoba through the first half of 2014.

According to the latest Manitoba Finance survey of economic forecasters, Manitoba’s real GDP will expand 2% this year, slightly below the projected national increase of 2.2%. Forecast for both economies has been revised down since Budget 2014. In 2015, Manitoba’s real GDP is expected to increase by 2.4%, marginally below the projected national increase of 2.5%.

Manitoba’s population has experienced healthy growth over the past 10 years. Over the last decade, immigration levels to the province have risen considerably, net interprovincial out-migration has decreased and the number of births has increased. In 2013, estimated population increased by 1.2%.

As of April 1, 2014, Manitoba’s population stood at 1,275,212, an increase of 14,293 persons, and a 12-month increase of 1.1%.

Following a national trend, labour market activity has slowed in the province. Employment growth declined by 0.5% on a year-to-date basis in 2014 while the labour force contracted by 0.2%. Three other provinces are showing a decline in employment growth while four other provinces are showing a contraction in the labour force.

Full-time employment in Manitoba is down by 0.3% and part-time employment is down by 1.5%.

The unemployment rate has averaged 5.5% in 2014, up from 5.4% in 2013 but remaining third-lowest among provinces and below the national rate of 7.0%. Manitoba’s youth unemployment rate has averaged 10.6% in 2014, also marginally above 10.5% the average in 2013.

Average weekly earnings are up 3.7% so far in 2014, the strongest growth since 2007 and the third highest among provinces. Weekly earnings in the health care sector are up 6.6% followed by a 6.5% gain in accommodation and food services. In contrast, weekly earnings are down by 2.4% in education services in 2014.

Retail activity continues to expand at a firm pace, averaging 3.2% growth in the first six months of 2014. National retail sales increased 4.6% over the same period. Manitoba’s increase is sixth-highest among provinces. After averaging 7.5% annual growth over the last three years, automotive unit sales are down by 1.4% in 2014.

Construction activity remains strong in the province. Since the recession, the value of building permits issued in Manitoba has increased by 9.8% annually, the strongest among provinces and above the national average of 2.8% annual growth.

PROVINCE OF MANITOBA	APRIL TO JUNE 2014

On a year to date basis in 2014, a 43% increase in the value of commercial property building permits has pushed up the total value of building permits by 14.4%, the second highest among provinces. The value of institutional permits is up by 40% while industrial building permits is up by 24% in 2014.

Economic and demographic fundamentals continue to support Manitoba’s housing market. Low mortgage rates coupled with strong population growth has kept the vacancy rates low across the province and stimulated new construction. In 2013, housing starts surpassed 7,000 units for the second consecutive year and marked a 25 year record.

Housing activity remains elevated in 2014. However, partially due to weather conditions through the winter months, the number of housing units started in 2014 was down 21% in the first six months of the year compared to the previous year. Single starts were down by 19% and multiples starts were down by 23.5%.

An improvement in the U.S. housing sector has helped buoy Manitoba exports. Through July 2014, Manitoba exports increased 12.0% following a 10.4% increase in 2013. Manitoba’s U.S. exports increased 12.1% while non-U.S. exports were up 11.9%.

Influenced by improving demand from the U.S., Manitoba’s manufacturing sales have increased by 3.7% in 2014, compared to the 0.2% average growth in 2013. Sales of furniture, machinery, fabricated metals and transportation are leading growth, while wood, food products, and chemicals are lagging.

In 2013, agricultural production jumped 18.5% in real terms, following a sharp rebound in 2012. This year, weather conditions remain a key influence on total production. The crop season began with excess moisture conditions and cooler temperatures in many parts of the province. However, conditions have improved through mid-season.

In the first quarter of 2014, Manitoba farm cash receipts are down by 5.2%, sixth highest among provinces. Crop receipts decreased 7.8% with declines in most crops, canola down 8.8%, wheat 24.9% and barley 58.7%.

Livestock receipts were up 19.2%. Cattle receipts were up 21.4% and hog receipts were up 27.6%. Direct payments, which include insurance and various types of income supports, decreased by 62.9%.

The Consumer Price Index has increased by 2.2% on a year-to-date basis in 2014, above the national increase of 1.9%. For 2014, Manitoba Finance’s survey of economic forecasts indicates CPI inflation will average about 2.0% in Manitoba, closely matching the year-to-date estimates.

For monthly updates and more details please see the Manitoba Economic Highlights and Statistics at:

http://www.gov.mb.ca/finance/pdf/highlights.pdf

and

http://www.gov.mb.ca/finance/pdf/statistics.pdf

PROVINCE OF MANITOBA	APRIL TO JUNE 2014

2014/15 Core Government Revenue by Source UNAUDITED	Appendix I

	Year-to-Date to June 30				Full Year
	2014/15			2013/14 Actual	2014/15
($000s)	Actual	Estimated	Variance		Budget
Income taxes
Individual Income Tax	765,314	765,232	82	724,342	3,101,900
Corporation Income Tax	220,452	224,957	(4,505)	204,611	530,100

Subtotal: Income Taxes	985,766	990,189	(4,423)	928,953	3,632,000

Other Taxes
Corporations Taxes	59,817	66,950	(7,133)	60,873	268,600
Fuel Taxes	80,532	79,300	1,232	80,936	326,100
Land Transfer Tax	21,386	21,748	(362)	21,949	89,500
Levy for Health and Education	110,667	106,700	3,967	101,780	446,900
Retail Sales Tax	524,148	546,300	(22,152)	481,591	2,207,000
Tobacco Tax	71,443	75,600	(4,157)	76,552	286,300
Other Taxes	2,363	2,642	(279)	2,123	13,956

Subtotal: Other Taxes	870,356	899,240	(28,884)	825,804	3,638,356

Fees and Other Revenue
Fines and Costs and Other Legal	12,838	13,115	(277)	12,828	52,187
Minerals and Petroleum	3,570	4,223	(653)	4,188	18,861
Automobile and Motor Carrier Licences and Fees	39,925	39,657	268	38,769	150,500
Parks: Forestry and Other Conservation	3,488	3,588	(100)	3,808	34,190
Water Power Rentals	29,442	29,741	(299)	29,763	125,000
Service Fees and Other Miscellaneous Charges	23,700	18,807	4,893	21,112	171,175
Revenue Sharing from SOAs	4,563	4,512	51	3,982	18,050

Subtotal: Fees and Other Revenue	117,526	113,643	3,883	114,450	569,963

Federal Transfers
Equalization	437,487	437,487	-	448,078	1,749,900
Canada Health Transfer (CHT)	289,083	289,083	-	280,210	1,156,308
Canada Social Transfer (CST)	113,307	113,307	-	110,688	453,200
Infrastructure Renewal	-	-	-	-	16,900
Shared Cost and Other Transfers	12,319	25,855	(13,536)	26,352	153,054

Subtotal: Federal Transfers	852,196	865,732	(13,536)	865,328	3,529,362

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	66,000	66,000	-	106,000	575,000

Total Revenue	2,891,844	2,934,804	(42,960)	2,840,535	11,944,681

PROVINCE OF MANITOBA	APRIL TO JUNE 2014

2014/15 Core Government Expenditure by Sector/Department UNAUDITED	Appendix II

	Year-to-Date to June 30				Full Year
	2014/15			2013/14	2014/15
($000s)	Actual	Estimated	Variance	Actual[1]	Budget[2]
Health
Health, Healthy Living and Seniors	1,494,881	1,502,495	(7,614)	1,459,194	5,382,077
Education
Education and Advanced Learning	649,292	666,948	(17,656)	673,097	2,430,348
Family Services
Children and Youth Opportunities	11,528	12,510	(982)	13,404	49,212
Family Services	259,942	275,571	(15,629)	251,190	1,126,234

Total Family Services	271,470	288,081	(16,611)	264,594	1,175,446

Community, Economic and Resource Development
Aboriginal and Northern Affairs	9,754	11,549	(1,795)	9,100	34,226
Agriculture, Food and Rural Development	14,494	14,970	(476)	14,486	212,585
Conservation and Water Stewardship	36,736	35,817	919	37,055	145,136
Housing and Community Development	26,140	27,483	(1,343)	25,103	79,119
Infrastructure and Transportation	175,460	175,225	235	148,725	660,780
Jobs and the Economy	167,502	171,459	(3,957)	169,342	675,256
Mineral Resources	2,561	2,653	(92)	2,991	11,475
Municipal Government	43,801	52,070	(8,269)	29,417	423,341

Total Community, Economic and Resource Development	476,448	491,226	(14,778)	436,219	2,241,918

Justice and Other Expenditures
Legislative Assembly	10,628	10,894	(266)	10,367	44,324
Executive Council	1,631	1,595	36	1,647	3,679
Civil Service Commission	4,703	4,918	(215)	5,060	20,141
Employee Pensions and Other Costs	(3,721)	(2,964)	(757)	(2,619)	13,899
Finance	9,885	14,717	(4,832)	17,393	67,968
Justice	97,373	98,128	(755)	95,972	535,339
Labour and Immigration	6,704	7,375	(671)	9,148	29,590
Multiculturalism and Literacy	3,879	3,982	(103)	3,896	21,170
Tourism, Culture, Heritage, Sport and Consumer Protection	26,880	23,674	3,206	26,872	86,704
Enabling Appropriations	612	1,190	(578)	1,594	14,934
Other Appropriations	15,754	6,083	9,671	18,569	41,587

Total Justice and Other Expenditures	174,328	169,592	4,736	187,899	879,335

Debt Servicing Costs	(30,611)	(42,640)	12,029	(9,589)	230,000

Total Expenditure	3,035,808	3,075,702	(39,894)	3,011,414	12,339,124
Subtract: Total Revenue Estimate (Appendix I)	2,891,844	2,934,804	(42,960)	2,840,535	11,944,681
In-Year Adjustment/Lapse	-	-	-	-	(70,000)

NET INCOME (LOSS)	(143,964)	(140,898)	(3,066)	(170,879)	(324,443)

1.	For comparative purposes the 2013/14 Actual has been re-stated to reflect the 2014/15 appropriation structure.
2.	Budget figures are adjusted to include Enabling Appropriations.

PROVINCE OF MANITOBA	APRIL TO JUNE 2014

2014/15 Core Government Part B Capital Investment UNAUDITED	Appendix III

	Year-to-Date to				Full Year
	2014/15			2013/14	2014/15
($000s)	Actual	Estimated	Variance	Actual	Budget[1]

Agriculture, Food and Rural Development	66	158	(92)	317	1,250
Conservation and Water Stewardship	327	4,252	(3,925)	595	30,529
Education and Advanced Learning	-	-	-	-	100
Family Services	38	33	5	28	5,172
Finance	-	376	(376)	-	4,070
Health, Healthy Living and Seniors	56	134	(78)	334	1,040
Infrastructure and Transportation	50,340	62,336	(11,996)	50,860	682,920
Jobs and the Economy	267	910	(643)	213	6,212
Justice	58	161	(103)	139	3,971
Mineral Resources	-	-	-	-	196
Tourism, Culture, Heritage, Sport and Consumer Protection	-	-	-	-	110
Internal Service Adjustments	-	-	-	-	6,009

Total Capital Investment	51,152	68,360	(13,191)	52,486	741,579

1.	Budget figures are adjusted to include Internal Service Adjustments (an Enabling Appropriation).